EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from Continuing Operations)

(Unaudited)

(Amounts in thousands)	Three Months Ended September 30		Nine Months Ended September 30
	2007 (3)	2006	2007 (2)	2006
Income from continuing operations	$394,240	$357,922	$1,322,048	$1,000,526
Provision for income taxes from continuing operations	179,291	156,575	645,868	444,400

Income before income taxes from continuing operations	$573,531	$514,497	$1,967,916	$1,444,926
Interest on nondeposit interest bearing liabilities	259,754	150,744	748,058	434,466
Interest portion of rent expense from continuing operations	21,283	7,473	50,386	22,504

Total income for computation excluding interest on deposits	854,568	672,714	2,766,360	1,901,896
Interest on deposits	673,585	411,178	2,038,283	1,082,912

Total income for computation including interest on deposits	$1,528,153	$1,083,892	$4,804,643	$2,984,808

Fixed charges excluding interest on deposits	$281,037	$158,217	$798,444	$456,970
Fixed charges including interest on deposits	$954,622	$569,395	$2,836,727	$1,539,882

Ratio excluding interest on deposits(1)	3.04	4.25	3.46	4.16
Ratio including interest on deposits	1.60	1.90	1.69	1.94

Components of fixed charges:
Interest:
Interest on deposits	$673,585	$411,178	$2,038,283	$1,082,912
Interest on nondeposit interest bearing liabilities	259,753	150,744	748,058	434,466

Total interest charges	$933,339	$561,922	$2,786,341	$1,517,378

Rental expense	$63,849	$22,418	$151,158	$67,511

Portion of rental expense deemed representative of interest	$21,283	$7,473	$50,386	$22,504

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consists of income (loss) before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, consists of interest and debt expense, amortization of deferred debt costs, and the estimated interest portion of rent expense.

(2)	For purposes of this computation, the recognized interest related to uncertain tax positions of approximately $62 million was excluded.
(3)	For purposes of this computation, the recognized interest related to uncertain tax positions of approximately $14 million was excluded.